Exhibit 99.1

Skeena Resources Closes C$73.5 Million Bought Deal Financing

Vancouver, BC (May 24, 2023) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) today announced the closing of the previously announced bought deal offering of 10,005,000 common shares of the Company (the “Common Shares”) at a price of C$7.35 per Common Share (the "Offering Price") for gross proceeds of C$73,536,750 (the "Offering"), and which includes the exercise in full by the underwriters of their over-allotment option to purchase up to an additional 1,305,000 Common Shares at the Offering Price.

Randy Reichert, Skeena’s President & CEO commented “We are very pleased to have successfully closed this C$73.5 million financing. These funds strongly position Skeena with the proceeds being used to complete key development milestones at the Eskay Creek Project including an on-site assay lab, earthworks and detailed engineering. We look forward to the work planned this summer as it represents a significant step in the advancement of Eskay Creek toward production.”

The Common Shares are offered by way of a prospectus supplement to the Company’s base shelf prospectus in all of the provinces of Canada, except the province of Québec, and by way of private placement in the United States.

BMO Capital Markets acted as sole bookrunner for the Offering, on behalf of a syndicate of underwriters which includes CIBC World Markets Inc., Raymond James Ltd., RBC Dominion Securities Inc., Desjardins Securities Inc., Clarus Securities Inc. and SCP Resource Finance LP (collectively, the "Underwriters").

The net proceeds of the Offering will be used for the continued advancement of the Company’s Eskay Creek gold-silver project and for general corporate purposes.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo., Senior Vice President, Exploration & Resource Development, is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 22, 2023. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, the AIF dated March 22, 2023, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.